SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            NTN Communications, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.005 per share
                         (Title of Class of Securities)

                                    629410309
                                 (CUSIP Number)

                             George L. Mahoney, Esq.
                               Media General, Inc.
               333 East Franklin Street, Richmond, Virginia 23219
                                 (804) 649-6000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2004
          -------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D/A
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CUSIP No. 629410309                                                                                 Page 2 of 8
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

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1          NAMES OF REPORTING PERSONS; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Media General, Inc.;
           IRS ID No. 54-0850433
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) _____  (b) X         (See Item 3)
                                                                           --------
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3          SEC USE ONLY
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4          SOURCE OF FUNDS
           WC/OO     (See Item 3)
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)__
           Not Applicable
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Commonwealth of Virginia
------------------------------- -------- --------------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY   7        SOLE VOTING RIGHTS                    3,230,667
OWNED BY EACH REPORTING
PERSON WITH
                                -------- --------------------------------------------------------------------------------------
                                -------- --------------------------------------------------------------------------------------
                                8        SHARED VOTING POWER                           0
                                -------- --------------------------------------------------------------------------------------
                                -------- --------------------------------------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER                3,230,667
                                -------- --------------------------------------------------------------------------------------
                                -------- --------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER                      0
                                -------- --------------------------------------------------------------------------------------
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        3,230,667
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES _______
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   6.1%(1)
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14         TYPE OF REPORTING PERSON                                                   CO
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














(1) Based on 52,577,000 shares of common stock outstanding as of January 30, 2004, as reported under "Capitalization" in the NTN Communications, Inc. Prospectus Supplement dated January 27, 2004, which amount gives pro forma effect to the sale of 3,943,661 shares of Common Stock pursuant to such Prospectus Supplement.

Item 1.           Security and Issuer.

         This Schedule 13D/A constitutes Amendment No.1 (this "Amendment") to the statement on Schedule 13D, dated May 7, 2003 (the "Initial Statement"), relating to shares of common stock, par value $.005 per share (the "Common Stock"), of NTN Communications, Inc., a Delaware corporation (the "Company"), with its principal executive office located at 5966 La Place Court, Carlsbad, California 92008. The summary descriptions contained or incorporated by reference in this Amendment of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits to this Amendment or the Initial Statement, as the case may be. Except as set forth in this Amendment, the Initial Statement is unmodified.

Item 2.           Identity and Background.

         This Amendment is being filed by Media General, Inc., a Virginia corporation ("Media General"), with its principal office and business address located at 333 East Franklin Street, Richmond, Virginia 23219. Media General's principal businesses are newspaper publishing, television broadcasting and interactive media.

         The following information concerning the executive officers, directors and controlling persons of Media General is set forth on Exhibit 99.1 attached hereto, which is incorporated herein by reference:

                  (i)      name;

                  (ii)     residence or business address; and

                  (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, to the best knowledge of the person filing this Amendment, none of Media General or any of the individuals listed on
Exhibit 99.1 have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors) or have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of the person filing this Amendment, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

         Item 4 of the cover page hereto is incorporated herein by reference. On January 30, 2004, Media General acquired 564,000 shares of Common Stock in a registered public offering by the Company for $2,002,200 in cash.

Item 4.           Purpose of Transaction.

         Media General's purpose in acquiring the Common Stock was to make an additional strategic investment in the Company, an interactive game content developer and distributor. Except as otherwise set forth in this Amendment, none of Media General or, to the best knowledge of the person filing this Amendment, any of the individuals listed on Exhibit 99.1, have a present plan or proposal that relates to or would result in any of the actions or changes specified in clauses (a) through (j) of Item 4 of the General Instructions to Schedule 13D. However, each of Media General and the individuals listed on Exhibit 99.1 reserves the right to propose or participate in future transactions which may result in one or more of such actions or changes. Item 6 below is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

                  (a) See Items 11 and 13 of the cover page hereto, which are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock beneficially owned by Media General. See Exhibit 99.1, which is incorporated herein by reference, for the aggregate number of shares of Common Stock beneficially owned by Neal F. Fondren, which represent less than 1% of the outstanding Common Stock.

                  (b) See Items 7 and 9 of the cover page hereto, which are incorporated herein by reference, for the number of shares as to which Media General has the sole power to vote or direct the vote, and to dispose or to direct the disposition. See Exhibit 99.1, which is incorporated herein by reference, for the number of shares as to which Neal F. Fondren has the sole power to vote or direct the vote, and to dispose or to direct the disposition.

                  (c) No transactions in Common Stock have been effected during the past 60 days by Media General or Neal F.Fondren.

                  (d) There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Media General or Neal F. Fondren.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to a Licensing Agreement dated May 7, 2003 by and among Media General, Buzztime Entertainment, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Buzztime"), and the Company (the "Licensing Agreement"), Media General licensed certain technology to Buzztime for a five-year term and license fee, which was paid by issuing 666,667 shares of restricted Common Stock to Media General.

         The Company, Media General, Buzztime and Neal F. Fondren entered into an amendment to the Licensing Agreement effective as of September 30, 2003, attached hereto as Exhibit 10.1. Under the amended agreement, if Buzztime meets specified performance targets during the initial term, Buzztime has the option to renew the license on an exclusive basis for an additional five-year term; if Buzztime does not meet such targets, however, it may only renew the license for an additional five years on a non-exclusive basis. Additionally, the fee to renew the license was increased to $150,000, which Media General can elect to accept in shares of either Common Stock or Buzztime common stock with an aggregate value of $150,000 (based on the 20-day average trading price) if the stock is then publicly traded. The Company also agreed to pay directly to Media General compensation that Neal F. Fondren otherwise is entitled to receive for serving as a member of the Company's Board of Directors or a committee of such board, including options to purchase Common Stock.

         Except as may be otherwise described or incorporated by reference herein, to the best knowledge of the person filing this Amendment, none of the individuals listed on Exhibit 99.1 are parties to any contract, arrangement, understanding or relationship with Media General, any other individual listed on
Exhibit 99.1 or any other person, in each case, with respect to any securities of the Company.

Item 7.           Material to be Filed as Exhibits.

Exhibit No.                Title of Exhibit

10.1 Amendment No. 1 To Licensing Agreement and Letter Agreement dated as of September 30, 2003 by and among Media General, the Company, Buzztime and
                           Neal F. Fondren.

99.1 Executive Officers, Directors & Controlling Persons of Media General

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MEDIA GENERAL, INC.


                                     By: _____________________________
Date: February 3, 2004                   Name:  George L. Mahoney
                                         Title: General Counsel & Secretary